United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Rocket Lab USA, Inc.

(Name of Issuer)

Common Stock

(Class of Securities)

773122106

(CUSIP Number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 773122106

(1)	Name of Reporting Persons: Bessemer Venture Partners VIII Institutional L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 35,580,633 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 35,580,633 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,580,633 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.6% (1) (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Excludes 3,593,763 and 2,988,220 Company Earnout Shares (as defined in the Merger Agreement) that may be issued to Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Inst”) and Bessemer Venture Partners VIII, L.P. (“BVP VIII” and together with BVP VIII Inst, the “BVP VIII Funds”), respectively, pursuant to the Agreement and Plan of Merger by and among Vector Acquisition Corporation, Rocket Lab USA, Inc. and Prestige USA Merger Sub, Inc., dated as of March 1, 2021 and attached as Annex A attached to the Prospectus for the Issuer’s predecessor in interest and previously known as Vector Acquisition Corporation filed with the Securities and Exchange Commission on June 25, 2021 (as amended, the “Merger Agreement”).

(2)

The percent of class was calculated based on 469,025,580 shares of common stock, par value $0.0001 per share (“Common Stock”) issued and outstanding as of August 8, 2022 as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by Rocket Lab USA, Inc. on August 19, 2022.

CUSIP: 773122106

(1)	Name of Reporting Persons: Bessemer Venture Partners VIII L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 29,585,357 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 29,585,357 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,585,357
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.3% (1)(2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP: 773122106

(1)	Name of Reporting Persons: Deer VIII & Co. L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 65,165,990 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 65,165,990 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,165,990 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.9% (1) (2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP: 773122106

(1)	Name of Reporting Persons: Deer VIII & Co. Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 65,165,990 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 65,165,990 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,165,990 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.9% (1) (2)
(14)	Type of Reporting Person (See Instructions): CO

CUSIP: 773122106

This Amendment No. 2 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed by Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Inst”), Bessemer Venture Partners VIII L.P. (“BVP VIII”, and together with BVP VIII Inst, the “BVP VIII Funds”), Deer VIII & Co. L.P. (“Deer VIII LP”), and Deer VIII & Co. Ltd., (“Deer VIII Co,” and collectively with the BVP VIII Funds and Deer VIII LP, the “Reporting Persons”), which is the general partner of Deer VIII LP. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise specifically amended in this Amendment, items in the Schedule 13D remain unchanged.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 24, 2022, BVP VIII Inst had sole voting and dispositive power with respect to 35,580,633 shares of Common Stock of the Issuer, constituting approximately 7.6% of the Issuer’s Common Stock.

As of August 24, 2022, BVP VIII had sole voting and dispositive power with respect to 29,585,357 shares of Common Stock of the Issuer, constituting approximately 6.3% of the Issuer’s Common Stock.

As of August 24, 2022, Deer VIII LP, as the general partner of each of the BVP VIII Funds may be deemed to have sole voting and dispositive power with respect to all 65,165,990 shares of Common Stock of the Issuer owned by the BVP VIII Funds, constituting approximately 13.9% of the Issuer’s Common Stock.

As of August 24, 2022, Deer VIII Co, as the general partner of Deer VIII LP may be deemed to have sole voting and dispositive power with respect to all 65,165,990 shares of Common Stock of the Issuer owned by the BVP VIII Funds, constituting approximately 13.9% of the Issuer’s Common Stock.

The percent of class was calculated based on 469,025,580 shares of Common Stock issued and outstanding as of August 8, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on August 19, 2022.

The shares of Issuer’s Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 4 of the Schedule 13D.

(b)

Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c) On August 24, 2022, BVP VIII Inst and BVP VIII distributed, for no consideration, 2,222,898 and 1,848,343 Shares, respectively, to their limited partners and to Deer VIII LP, representing each such partner’s pro rata interest in the Shares. On the same date, Deer VIII LP distributed, for no consideration, the Shares it received from the distributions to its partners in an amount equal to each such partner’s pro rata interest in the Shares.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2	Second Amended and Restated Registration Rights Agreement, dated as of August 25, 2021, by and among Rocket Lab USA, Inc. (formerly known as Vector Acquisition Delaware Corporation), Vector Acquisition Partners, L.P. and certain other parties thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Issuer with the SEC on August 31, 2021).

CUSIP: 773122106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 25, 2022

BESSEMER VENTURE PARTNERS VIII L.P.
BESSEMER VENTURE PARTNERS VIII INSTITUTIONAL L.P.

By:	Deer VIII & Co. L.P., their General Partner

By:	Deer VIII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER VIII & CO. L.P.

By:	Deer VIII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER VIII & CO. LTD.

By:	/s/ Scott Ring
Scott Ring, General Counsel

Notice Address:

c/o Bessemer Venture Partners 1865 Palmer Avenue
Suite 104
Larchmont, NY 10538
Tel. 914-833-5300